# FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): November 14, 2022**

# AST SpaceMobile, Inc.

**(Exact name of Registrant as Specified in Its Charter)**

| **Delaware** | **001-39040** | **84-2027232** |
|:---:|:---:|:---:|
| **(State or Other Jurisdiction of Incorporation)** | **(Commission File Number)** | **(IRS Employer Identification No.)** |

**Midland Intl. Air & Space Port**
**2901 Enterprise Lane**
**Midland, Texas**        **79706**
**(Address of Principal Executive Offices)**        **(Zip Code)**

**Registrant's Telephone Number, Including Area Code: (432) 276-3966**

**Not Applicable**
**(Former Name or Former Address, if Changed Since Last Report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|:---:|:---:|:---:|
| Class A common stock, par value $0.0001 per share | ASTS | The NASDAQ Stock Market LLC |
| Warrants exercisable for one share of Class A common stock at an exercise price of $11.50 | ASTSW | The NASDAQ Stock Market LLC |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**Item 2.02. Results of Operations and Financial Condition.**

On November 14, 2022, AST SpaceMobile, Inc. ("AST SpaceMobile" or the "Company") issued a press release announcing financial results for the three and nine months ended September 30, 2022. A copy of the press release is attached hereto as Exhibit 99.1.

The information included in this Item 2.02 and in Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

**Item 7.01. Regulation FD Disclosure.**

AST SpaceMobile is also furnishing a Third Quarter Business Update, dated November 14, 2022 (the "Presentation"), attached as Exhibit 99.2 to this Current Report on Form 8-K, which may be referred to on the Company's third quarter 2022 conference call to be held on November 14, 2022. The Presentation will also be available on the Company's website at www.ast-science.com.

The information included in this Item 7.01 and in Exhibit 99.2 shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

**Item 9.01 Financial Statements and Exhibits.**

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press Release dated November 14, 2022 |
| 99.2 | Third Quarter 2022 Business Update |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document). |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AST SPACEMOBILE, INC.

Date:   November 14, 2022                    By:   /s/ Sean R. Wallace

Name: Sean R. Wallace
Title: Chief Financial Officer